UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Grow Capital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

399818103

(CUSIP Number)

Jonathan Bonnette

2285 Coral Ridge Avenue

Henderson, NV 89052

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399818103

1.	Names of Reporting Person. Jonathan Bonnette

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 7,788,271(1)

	8.	Shared Voting Power: 13,199,902(2)

	9.	Sole Dispositive Power: 7,788,271(1)

	10.	Shared Dispositive Power: 13,199,902(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,988,173(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 12.2%(3)

14.	Type of Reporting Person (See Instructions): IN

(1)Jonathan Bonnette is the record holder of 7,788,271 shares of common stock of Grow Capital, Inc., par value $0.001 (“Common Stock”).

(2)Jonathan Bonnette is the Manager and owner of 50% of the membership interests of Zeake LLC.

(3)Based on 171,673,311 shares of Common Stock outstanding as of July 23, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. Zeake LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 13,199,902(4)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 13,199,902(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,199,902(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 7.7%(5)

14.	Type of Reporting Person (See Instructions): OO

(4)Jonathan Bonnette is the Manager and owner of 50% of the membership interests of Zeake LLC.

(5)Based on 171,673,311 shares of Common Stock outstanding as of July 23, 2019.

CUSIP No. 399818103

Item 1.Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed by Jonathan Bonnette to update Mr. Bonnette’s Schedule 13D (the “Original Statement”) in connection with the acquisition of shares of common stock, par value $0.001 per share (“Common Stock”), of Grow Capital, Inc., (the “Issuer”) in exchange for the shares of Bombshell Technologies, Inc. (“Bombshell”) owned by Zeake, LLC (“Zeake”) pursuant to the closing of the acquisition of Bombshell by the Issuer on July 23, 2019 (the “Bombshell Acquisition”).  Mr. Bonnette is the Manager and owner of 50% of the membership interests of Zeake.  The address of the Issuer’s principal executive offices is 2485 Village View Drive, Suite 180, Henderson, NV 89074.

Item 2.Identity and Background

Item 2 of the Original Statement is amended and restated as follows:

(a)This Schedule 13D is being filed jointly on behalf of Jonathan Bonnette and Zeake (each a “Reporting Person” and together, the “Reporting Persons”).

(b)The business address for Jonathan Bonnette is 2485 Village View Drive, Suite 180, Henderson, NV 89074.  The business address for Zeake is 2485 Village View Drive, Suite 190, Henderson, NV 89074.

(c)Jonathan Bonnette is the President and Chief Executive Officer of the Issuer and a member of the Issuer’s board of directors (the “Board”) as well as the Manager and owner of 50% of the membership interests of Zeake LLC.

(d)Neither of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)Neither of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)Jonathan Bonnette is a citizen of the United States.  Zeake is a Nevada limited liability company.

Item 3.Source and Amount of Funds or Other Consideration

Item 3 of the Original Statement is amended and restated as follows:

Jonathan Bonnette is the record holder of 7,788,271 shares of Common Stock.  Of such shares, 138,744 shares were issued to Mr. Bonnette on July 2, 2019 for his services as a member of the Board.

Zeake is the record owner of 13,199,902 shares of Common Stock of the Issuer, all of which were acquired by Zeake at the closing of the Bombshell Acquisition at a price of $0.08159 per share in exchange for Zeake’s shares of Bombshell common stock.  Mr. Bonnette is the Manager and owner of 50% of the membership interests of Zeake LLC and is an indirect beneficial owner of the shares held of record by Zeake.

Item 4.Purpose of Transaction

Item 4 of the Original Statement is amended and restated as follows:

Jonathan Bonnette acquired the above reported shares of Common Stock as compensation for his services as President and Chief Executive Officer of the Issuer, as a director of the Issuer, or as a consultant to the Issuer.

Zeake acquired the above reported shares of Common Stock as consideration for its shares of Bombshell at the Closing of the Bombshell Acquisition.

In connection with the execution of the Issuer’s business plan, which is focused on moving the Issuer away from cannabis related activities and into an acquisition strategy focused on financial technology, or “fintech” and complementary opportunities., the Reporting Persons may acquire additional shares of Common Stock, either as an owner of a company acquired by the Issuer or in connection with the Issuer raising funds to execute its strategy. Upon the Issuer filing an effective amended and restated articles of incorporation that increases the number of authorized shares of Common Stock of the Issuer, Zeake will receive an additional 31,069,898 shares of Common Stock of the Issuer as consideration for the Bombshell Acquisition, and will also be eligible to receive up to an aggregate of 14,707,575 shares of Common Stock during the four years after the closing of the Bombshell Acquisition, based on whether Bombshell is able to meet certain Earnings Before Interest and Taxes thresholds during the earn-out period.  Further information on the Bombshell Acquisition can be found on the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 27, 2019 and July 24, 2019.

Item 5.Interest in Securities of the Issuer

Item 5 of the Original Statement is amended and restated as follows:

(a)Mr. Bonnette is the record holder of 7,788,271 shares of Common Stock of the Issuer, representing approximately 4.5% of the outstanding Common Stock of the Issuer.  Mr. Bonnette has sole voting and dispositive power of all shares held in his name.

Zeake is the record holder of 13,199,902 shares of Common Stock of the Issuer, representing approximately 7.7% of the outstanding Common Stock of the Issuer.  Mr. Bonnette is the Manager and owner of 50% of the membership interests of Zeake LLC and is an indirect beneficial owner of the shares held of record by Zeake.

In the aggregate, the Reporting Persons acting as a group for purposes of Regulation 13D, as described in Item 6, beneficially own, as of July 23, 2019, 12.2% of the outstanding shares of Common Stock of the Issuer.

All of the percentages of beneficial ownership of the Reporting Person set forth in this Schedule 13D are based on 171,673,311 shares of issued and outstanding Common Stock of the Issuer as of July 23, 2019, as reported on the Issuer’s Form 10-Q filed May 14, 2019 and after giving effect to the issuances by the Issuer reported by the Issuer in filings with the SEC through July 23, 2019.

(b)Jonathan Bonnette has the sole power to direct the vote and dispose of 7,788,271 shares of Common Stock of the Issuer and the shared power to direct the vote and dispose of 13,199,902 shares of Common Stock of the Issuer.

(c)In the sixty days prior to the filing of this Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock:

•138,744 shares of Common Stock were issued to Mr. Bonnette on July 2, 2019 for his services as a member of the board of directors of the Issuer.

•13,199,902 shares of Common Stock were issued to Zeake on July 23, 2019 at the closing of the Bombshell Acquisition at a price of $0.08159 per share in exchange for Zeake’s shares of Bombshell common stock.

(d)No person other than Jonathan Bonnette or Zeake is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 20,988,173 shares of the Common Stock of the Issuer reported hereby.

(e) Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Statement is amended and restated as follows:

Jonathan Bonnette and Zeake have an oral agreement to act as a group for purposes of Regulation 13D solely with respect to the securities of the Issuer, and to consult with each other and possibly work together to effectuate the actions described in Item 4 above should they deem such actions desirable. Each of the Reporting Persons has agreed to file jointly with respect to the transactions being reported on this Schedule 13D.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	July 26, 2019

/s/ Jonathan Bonnette
Jonathan Bonnette